July 19, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Melissa Duru, Esq.

Re:	NewPage Holding Corporation

Filed on Form S-1

Registration No. 333-133367

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between July 10, 2006 and the date hereof 23,226 copies of the Preliminary Prospectus dated July 10, 2006 were distributed as follows: 20,509 to 3 prospective underwriters; 2,649 to 2,649 institutional investors; 0 to prospective dealers; 0 to individuals; 9 to 3 rating agencies and 59 to 4 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 P.M. New York City time on July 20, 2006 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.

UBS SECURITIES LLC

As Representatives of the

Prospective Underwriters

By: /s/ Goldman, Sachs & Co.

(Goldman, Sachs & Co.)